September 9, 2016

Craig E. Slivka, for
Pamela A. Long Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
Washington, D.C.

Re:	Bare Metal Standard, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 25, 2016
File No. 333-210321

Dear Mr.Slivka,

We have reviewed your comment letter dated September 8, 2016 and are providing the following for your review.

General

1.
We note your response to comment 2 of our letter dated August 3, 2016, and we reissue the comment in part. On your prospectus cover page, please prominently state that you have no intention to engage in a merger or other business combination.

We have added to our cover page in red;

We have no intention to engage in a merger or other business combinations.

2.
We note your response to comment 3 of our letter dated August 3, 2016, and we reissue the comment. Please provide the information regarding your recent sales of unregistered securities to your officers, directors and Mr. Shinderman that is required by Item 701 of Regulation S-K. Please also provide the disclosure required by Item 511 of Regulation S-K. Please understand that this information will be required prior to effectiveness of your registration statement.

We have expanded further on this comment on page 17 for the Taylor ‘s and On page 18 for Mr. Shinderman.

James Bedal
Bare Metal Standard, Inc.
September 8, 2016

Calculation of Registration Fee

3.
We note your response to comment 5 of our letter dated August 3, 2016, and we reissue the comment. Please include the quantity to be registered of each class of security. For guidance, refer to Form S-1.

We have added to number (3) footnote under Registrations Fees

Summary

4.
In the penultimate paragraph on page 6 you state that investors will pay $.50 per share rather than per unit. You also disclose that for each share purchased investors will receive a warrant rather than saying for each unit. Please revise throughout to clarify.

We have made the changes throughout the registration statement.

The Offering, page 7

5.
The company may not sell securities at other than a fixed price for the duration of this offering even if shares are quoted on the OTCBB or listed on an exchange. Please revise throughout the prospectus. Please refer to Rule 415(a)(4) of Regulation C of the Securities Act of 1933.

We have added the disclosure

6.	Please reconcile the percentage of shares to be owned by officers and directors disclosed on pages 7 and 8.

We have recalculated and corrected accordingly

Common stock outstanding after offering, page 7

7.	Please explain the increase in securities issued and outstanding since your last amended registration statement on Form S-1, and revise throughout your registration statement accordingly.

Between February 8, 2016 and April 25, 2016, the Company sold 120,000 units to ten investors at a cost of $0.50 per share for total proceeds of $60,000. We have adjusted to reflect the correct amount of shares throughout.

James Bedal
Bare Metal Standard, Inc.
September 8, 2016

We are a Development Stage Company…, page 13

8.	Please clarify the meaning of “Prior to production of printed products….”

We have deleted the sentence

Our Success Depends…, page 15

9.
We note that you need to establish channel partner relationships with original equipment manufacturers or supply partners. Please discuss in an appropriate place in the prospectus the likelihood that you would use Taylor Brother’s existing network of relationships and revise, if needed, this risk factor.

Taylor Brothers is not in the business of selling franchises. Their network of supply partners would not be a part of our business model. We are becoming a nationwide network of franchises who will be supplied by us.  We need sales and supply channels that can provide us with the support nationwide that we will identify once out registration statement becomes affective and we raise the capital needed.

Interest of Named Experts and Counsel, page 18

10.	Please disclose, if true, that Alan Shinderman is the President of Quicksilver Stock Transfer, LLC.

We have added the following to page 18

Alan Shinderman is also President of Quicksilver stock Transfer our Securities and Exchange Registered Transfer Agent.

Information with Respect to the Registrant’s Description of Business, page 20

11.	Given your stage of development, please explain the statement “The business model is secure with recurring revenue from the required service.”

We have added the flowing to that sentence.

Once we are operational with clients

James Bedal
Bare Metal Standard, Inc.
September 8, 2016

12.
Please fully explain the differences between yours and Taylor Brother’s businesses.  Discuss the revenue generating aspects of each, suppliers, partners, and geographic scope of each. Is it possible that Taylor Brother’s operations could compete with potential franchisees?

Taylor Brother’s operations cannot compete with us and do not create a conflict for our investors.  They do not sell franchises or support franchisees. Bare Metal Standard provides franchise opportunities in the service of commercial kitchen exhaust systems (GES). Bare Metal Standard is registered in states where they are trying to sell franchises. Taylor Brothers is not registered in any state to sell franchises. Bare Metal Standard is not looking for commercial clients to clean their kitchen exhaust systems. Taylor Brothers is in the exhaust cleaning business. Bare Metal Standard is in the franchises business.

13.	Given that you have yet to start operations, please remove disclosure that suggests current operations and a “history of providing a high level of consistent service.”

We have deleted the paragraph.

Indemnification, page 31

14.
We note your response to comment 14 of our letter dated August 3, 2016, and we reissue the comment in part. We note also that you attached as exhibit 3.2 to Amendment 2 to your registration statement on Form S-1 an amended Bylaws which no longer contains a page 13. Please direct us to the location of the indemnification provision in your presently-attached Bylaws which authorizes paragraph b), or revise.

Please refer to the bottom of Page 8 of our Bylaws filed as Exhibit 3.2 with Amendment No. 2, July 20, 2016.

James Bedal
Bare Metal Standard, Inc.
September 8, 2016

Signatures

15.
We note your response to comment 22 of our letter dated August 3, 2016, and that you attempted to have a majority of your directors sign an attestation to your correspondence. We reissue the comment. A majority of your board of directors must sign in their capacity as directors immediately following the second attestation clause in the registration statement. Please also disclose, if applicable, that Mr. Bedal is the company’s controller or Principal Accounting Officer. For further guidance, refer to the Instructions following Signatures on Form S-1.

We have disclosed the majority members titles.

Sincerely,

Signature	Title	Date

/s/ James Bedal	Chief Executive Officer, Chief Financial Officer and Director	September 19, 2016
James Bedal	(Principal Executive, Financial and Accounting Officer)

/s/ Jeffrey Taylor	Secretary and Director	September 19, 2016
Jeffrey Taylor